PROSPECTUS SUPPLEMENT NO. 1 (to the Proxy Statement/Prospectus, dated March 10, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-283635

Webull Corporation

RESALE BY SELLING SHAREHOLDERS OF

UP TO 3,484,464 WEBULL CLASS A ORDINARY SHARES

This resale prospectus supplement (the “Resale Supplement”) to the definitive proxy statement/final prospectus, dated March 10, 2025, filed with the U.S. Securities and Exchange Commission on March 10, 2025 (the “Prospectus” and together with the Resale Supplement, the “proxy statement/prospectus”) covers the resale by the Initial Shareholders (as defined below) as described below in the section entitled “Selling Shareholders,” of up to 3,484,464 Webull Class A Ordinary Shares received by such Initial Shareholders in the Business Combination (as defined below), after giving effect to the conversion of the Overfunding Loans into 524,000 Webull Class A Ordinary Shares and the forfeiture by the Sponsor of 1,000,000 SKGR Class B Ordinary Shares pursuant to the Sponsor Support Agreement and the Additional Non-Redemption Agreements. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus. The Initial Shareholders are each deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Each Initial Shareholder may sell all, some or none of such Webull Class A Ordinary Shares to received by such Initial Shareholder in the Business Combination. Webull will not receive any proceeds from any such offer or sale by the Initial Shareholders.

On December 5, 2024, Webull and the Initial Shareholders entered into an Indemnity Letter Agreement (the “Indemnity Letter Agreement”). The Indemnity Letter Agreement provides that, among other things, Webull shall indemnify, to the extent permitted by law, the Initial Shareholders against losses resulting from or based upon any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus, any issuer free writing prospectus, any information of Webull that it has filed or is required to file pursuant to Rule 433(d) under the Securities Act, any written communication (within the meaning of Rule 405 under the Securities Act) with investors, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading. In connection with the registration statement in which an Initial Shareholder is participating, such Initial Shareholder shall furnish to Webull in writing the SPAC Insider Information (as defined in the Indemnity Letter Agreement) and to the extent permitted by law, shall indemnify Webull against losses resulting from any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus, any issuer free writing prospectus, any Webull information that Webull has filed or is required to file pursuant to Rule 433(d) under the Securities Act, any written communication with investor, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent that such untrue statement or alleged untrue statement or omission or alleged omission of a material fact are made in reliance upon any information or affidavit furnished in writing by such Initial Shareholder expressly for use therein.

As previously disclosed, SK Growth Opportunities Corporation, a Cayman Islands exempted company (“SKGR”), entered into the Business Combination Agreement, dated as of February 27, 2024, as amended on December 5, 2024 and March 31, 2025 (as amended, the ”Business Combination Agreement”), by and among SKGR, Webull Corporation, a Cayman Islands exempted holding company (“Webull”), Feather Sound I Inc., a Cayman Islands exempted company and a direct wholly-owned subsidiary of Webull (“Merger Sub I”), and Feather Sound II Inc., a Cayman Islands exempted company and a direct wholly-owned subsidiary of Webull (“Merger Sub II”). The Business Combination closed on April 10, 2025 (the “Closing Date”).

On the Closing Date, pursuant to the Business Combination Agreement, (i) immediately prior to the effective time of the First Merger (as defined below) (the “First Merger Effective Time”), Webull and its shareholders effectuated the Company Capital Restructuring (as defined below), (ii) promptly following the Company Capital Restructuring and at the First Merger Effective Time, Merger Sub I merged with and into SKGR (the “First Merger”), with SKGR surviving the First Merger as a wholly-owned subsidiary of Webull, and (iii) promptly following the First Merger and at the effective time of the Second Merger (as defined below) (the “Second Merger Effective Time”), the Surviving Entity merged with and into Merger Sub II (the “Second Merger,” together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Webull (collectively, the “Business Combination”). The closing of the Business Combination is herein referred to as the “Closing.” The Company Capital Restructuring, the Mergers and each of the other transactions contemplated by the Business Combination Agreement or other transaction documents are collectively referred to as the “Transactions.”

On the Closing Date, immediately prior to the First Merger Effective Time, (i) immediately prior to the Share Subdivision (as defined below), each preferred share of Webull issued and outstanding immediately prior to the First Merger Effective Time converted into one ordinary share of Webull, par value $0.0001 per share (the “Pre-Subdivision Ordinary Share,” and together with the preferred shares of Webull, the “Pre-Subdivision Shares”) (the “Conversion”); (ii) immediately following the Conversion, the fifth amended and restated memorandum and articles of association of Webull (the “Webull Articles”) was adopted and became effective (the “Charter Amendment”); (iii) immediately following the Conversion and the Charter Amendment, (A) each Pre-Subdivision Ordinary Share (excluding any Pre-Subdivision Ordinary Shares held by the holding vehicles controlled by founders of Webull (the “Webull Founder Holdcos”)) issued and outstanding immediately prior to the First Merger Effective Time was subdivided into a number of class A ordinary shares of Webull, par value $0.00001 per share (the “Webull Class A Ordinary Shares”), determined by multiplying each such Pre-Subdivision Ordinary Share by 3.3593 (the “Share Subdivision Factor”), and re-designated as Webull Class A Ordinary Shares; and (B) each Pre-Subdivision Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time and held by the Webull Founder Holdcos was subdivided into a number of Class B ordinary shares of the Company, par value $0.00001 per share (the “Webull Class B Ordinary Shares,” and together with the Webull Class A Ordinary Shares, the “Webull Ordinary Shares”), determined by multiplying each such Pre-Subdivision Ordinary Share by the Share Subdivision Factor, and re-designated as Webull Class B Ordinary Shares (the transactions contemplated by (A) and (B), collectively, the “Share Subdivision,” and collectively with the Conversion and the Charter Amendment, the “Company Capital Restructuring”); (iv) immediately following the Share Subdivision, each option to purchase Pre-Subdivision Ordinary Shares of Webull outstanding as of the effective time of the Share Subdivision became an option to purchase Webull Ordinary Shares, exercisable for that number of Webull Ordinary Shares and at the per share exercise price, in each case as adjusted by the Share Subdivision Factor and otherwise subject to substantially the same terms and conditions as were applicable to such option immediately before the effective time of the Share Subdivision (including expiration date and exercise provisions); (v) each restricted share unit of Webull granted under the 2021 Global Share Incentive Plan of Webull that was outstanding immediately prior to the Share Subdivision that may be settled in Pre-Subdivision Shares, whether vested or unvested, ceased to represent the right to acquire Pre-Subdivision Shares of Webull and were cancelled in exchange for a right to acquire a number of Webull Ordinary Shares as adjusted by the Share Subdivision Factor and otherwise subject to the same terms and conditions (including applicable vesting, vesting acceleration, expiration and forfeiture provisions) that applied to the corresponding restricted share unit immediately prior to the Share Subdivision; and (vi) any restricted Pre-Subdivision Shares granted under the 2021 Global Share Incentive Plan of Webull (the “Company Restricted Shares”) that were issued and outstanding immediately prior to the First Merger Effective Time were subdivided into Webull Ordinary Shares subject to the same terms and conditions as were applicable to such Company Restricted Shares immediately prior to the First Merger Effective Time (including with respect to vesting and termination-related provisions).

On the Closing Date, pursuant to the Business Combination Agreement, following the completion of the Company Capital Restructuring, (i) each unit of SKGR (the “SKGR Unit”), each consisting of one SKGR Class A Ordinary Share and one-half of a warrant to purchase one SKGR Class A Ordinary Share at a price of $11.50 per share (the “SKGR Public Warrants”), issued and outstanding immediately prior to the First Merger Effective Time was automatically detached and the holder thereof was deemed to hold one SKGR Class A Ordinary Share and one-half of a SKGR Public Warrant in accordance with the terms of the applicable SKGR Unit (the “Unit Separation”); provided that no fractional SKGR Warrants were issued in connection with the Unit Separation such that if a holder of SKGR Units would be entitled to receive a fractional SKGR Warrant upon the Unit Separation, the number of SKGR Warrants issued to such holder upon the Unit Separation was rounded down to the nearest whole number of SKGR Warrants; (ii) immediately following the Unit Separation and the Company Capital Restructuring, each SKGR Class A Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time (other than any SKGR Treasury Shares, Redeeming SKGR Shares and Dissenting SKGR Shares, in each case as defined herein) was automatically cancelled and ceased to exist in exchange for the right to receive one newly issued Webull Class A Ordinary Share, having a value of $10.00 per share; (iii) each warrant of SKGR (including the SKGR Public Warrants and the SKGR Private Warrants (as defined herein), collectively referred to herein as “SKGR Warrants”) outstanding immediately prior to the First Merger Effective Time ceased to be a warrant with respect to SKGR Ordinary Shares and was assumed by Webull and converted into a public warrant (the “Webull Public Warrants”) and a private warrant (the “Webull Private Warrants” and together with the Webull Public Warrants, the “Webull Warrants”), respectively, each such warrant exercisable to purchase one Webull Class A Ordinary Share at $11.50 per share (subject to adjustment); (iv) Class B ordinary shares of SKGR, par value $0.0001 per share (the “SPAC Class B Ordinary Shares”) held by the Sponsor were surrendered and cancelled for no consideration subject to the terms of the Sponsor Support Agreement, Non-Redemption Agreements, and the Additional Non-Redemption Agreements, and after such surrender, each of the remaining SPAC Class B Ordinary Shares held by Sponsor and the independent directors of SKGR (the “Independent Directors,” and together with the Sponsor, the “Initial Shareholders”) issued and outstanding immediately prior to the First Merger Effective Time was automatically cancelled and ceased to exist, in exchange for one newly issued Webull Class A Ordinary Share; (v) holders of SPAC Class A Ordinary Shares who are parties to the Non-Redemption Agreements and the Additional Non-Redemption Agreements received an aggregate of 1,429,686 Webull Class A Ordinary Shares pursuant to the terms therein; (vi) J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division (“CCM”), received 25,000 Webull Class A Ordinary Shares pursuant to a fee agreement with CCM; (vii) any SPAC Treasury Shares was automatically cancelled and ceased to exist without any conversion thereof or payment or other consideration therefor; (viii) each Redeeming SPAC Share issued and outstanding immediately prior to the First Merger Effective Time was automatically cancelled and ceased to exist and represents only the right of the holder thereof to be paid a pro rata share of the aggregate amount payable in the Trust Account with respect to all Redeeming SPAC Shares; and (ix) each Dissenting SPAC Share issued and outstanding immediately prior to the First Merger Effective Time was automatically cancelled and ceased to exist and represents only the right to be paid the fair value of such Dissenting SPAC Share and such other rights pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands.

As of the Closing Date and after taking effect of (i) the conversion of the Overfunding Loans resulting in the issuance of 524,000 Webull Class A Ordinary Shares to the Sponsor and (ii) the forfeiture of 1,000,000 SPAC Class B Ordinary Shares pursuant to the Sponsor Support Agreement and the Additional Non-Redemption Agreements, the Initial Shareholders held 3,484,464 Webull Class A Ordinary Shares and 6,792,000 Webull Private Warrants. As disclosed in the Prospectus, the Sponsor initially purchased its SKGR Class B Ordinary Shares that converted into 2,960,464 Webull Class A Ordinary Shares for $25,000, or approximately $0.003 per share, of which 90,000 shares were transfered and are held by the independent directors of SKGR as of the Closing Date. The 524,000 Webull Class A Ordinary Shares that were issued to the Sponsor from the Overfunding Loans were issued at conversion price of $10.00 per share. Therefore, despite a significant decline in the public trading price of our securities, the Initial Shareholders may still experience a positive rate of return on the securities they purchased due to the differences in the purchase prices described in the foregoing and the public trading price of our securities. Based on the 4 p.m. Eastern Time $62.90 closing price on The Nasdaq Stock Market (“Nasdaq”) for the Webull Class A Ordinary Shares on April 14, 2025, the Initial Shareholders could upon a sale (a) experience a potential gain of approximately $62.90 for each Webull Class A Ordinary Shares that was issued to them upon conversion of the SKGR Class B Ordinary Shares, and (b) experience a potential gain of $52.90 per share for each Webull Class A Ordinary Share they received upon conversion of the Overfunding Loans. The sale of all the securities being offered in this Resale Supplement, or the perception that these sales could occur, could result in a significant decline in the public trading price of our securities. The frequency of such sales could also cause the market price of our securities to decline or increase the volatility in the market price of our securities.

All the rights and obligations of SPAC Class A Ordinary Shares and SPAC Warrants were terminated in connection with the consummation of the Business Combination, unless as otherwise assigned and assumed by Webull in accordance with the Business Combination Agreement. No fractional shares or warrants were issued in the foregoing process, and all such shares or warrants were rounded down to the nearest whole number of shares or warrants. The Webull Articles became effective upon the consummation of the Business Combination.

The Webull Articles include certain transfer restrictions applicable to the Existing Webull Shareholders. Pursuant to the Sponsor Support Agreement and the Webull Articles, (i) the Initial Shareholders and certain non-redemption agreement investors and (ii) the Existing Webull Shareholders, respectively, are restricted, subject to certain exceptions, from selling any of their Webull Class A Ordinary Shares for one year after the consummation of the Business Combination, in the case of the Initial Shareholders and certain non-redemption agreement investors, and for 180 days after the consummation of the Business Combination in the case of the Existing Webull

Shareholders. The Sponsor Support Agreement permits a release of the Webull Class A Ordinary Shares subject to lock-up if after the Closing Date, the closing price of the Webull Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days (as defined in the Sponsor Support Agreement) within a thirty (30)-Trading Day period commencing at least one hundred and fifty (150) days after the Closing Date. 25% of the shares held by the Initial Shareholders were released from the Sponsor Support Agreement lock up immediately as of the Closing Date, as provided by the Sponsor Support Agreement, in order to satisfy, reduce or defray any actual or potential taxes imposed (or in the Initial Shareholders’ reasonable judgment expected to be imposed) on the Initial Shareholders or their affiliates as a result of the Business Combination potentially not qualifying for the Intended Tax Treatment (as defined in the Sponsor Support Agreement). The Webull Private Warrants are subject to a 30-day lock-up following the Closing Date pursuant to the Sponsor Support Agreement.

The Webull Articles also provide that a majority of the directors of Webull then in office or a duly authorized committee of the Webull board of directors may release the Webull Class A Ordinary Shares held by the Existing Webull Shareholders from the lock-up included in the Webull Articles. Further, the Webull Articles provide that following the date on which the closing price of the Webull Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days (as defined in the Webull Articles) within a thirty (30)-Trading Day period, Webull may, at its discretion, release up to twenty-five percent (25%) of the shares held by an Existing Webull Shareholder (determined as of the date immediately before the date of such determination) from the transfer restrictions included in the Webull Articles; provided that if Webull releases any of the shares subject to lock up, the same percentage of lock-up shares held by other Existing Webull Shareholders as the percentage of the shares subject to lock-up that are subject to the release shall be deemed to have also been simultaneously released; provided further that the foregoing shall not apply to any shares held by a Water Castle Az Inc., NotNull Inc., Webull Partners Limited (which are the record holders of certain shares held by Webull’s directors and officers) and any other person to whom any such person may transfer any shares subject to lock-up. The foregoing descriptions of the Webull Articles and the Sponsor Support Agreement and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms of the Webull Articles and the Sponsor Support Agreement.

Immediately following the consummation of the Business Combination, 455,599,003 Webull Ordinary Shares are held by the Existing Webull Shareholders and subject to the transfer restrictions in the Webull Articles and 3,892,884 Webull Ordinary Shares are held by the Initial Shareholders and certain non-redemption agreement investors and are subject to the transfer restrictions in the Sponsor Support Agreement.

In addition, on the Closing Date, pursuant to the Incentive Warrant Agreement, Webull issued to (i) each shareholder of SPAC Class A Ordinary Shares (other than the Initial Shareholders or any holder of SPAC Treasury Shares) one warrant, each entitling its holder to purchase one SPAC Class A Ordinary Share at a price of $10.00 per share (subject to adjustment pursuant to the terms of the Incentive Warrant Agreement) (the “Incentive Warrant”), for each SPAC Class A Ordinary Share, other than Redeeming SPAC Shares and Dissenting SPAC Shares, held by such shareholder, and (ii) certain shareholders of Webull, an aggregate of 20,000,000 Incentive Warrants.

Following the Closing, Webull became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because of Webull’s status as a foreign private issuer, the information Webull is required to file with or furnish to the U.S. Securities and Exchange Commission will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Webull Class A Ordinary Shares, Webull Warrants and Incentive Warrants trade on Nasdaq under the symbols “BULL,” “BULLW” and “BULLZ,” respectively.

As of the Closing Date, Webull had (i) 378,463,226 Webull Class A Ordinary Shares and 82,988,016 Webull Class B Ordinary Shares issued and outstanding, and (ii) 17,271,990 Webull Warrants (including 6,792,000 Webull Private Warrants) and 20,913,089 Incentive Warrants issued and outstanding. Webull also has 44,400,984 Webull Class A Ordinary Shares reserved for issuance pursuant to its 2021 Global Share Incentive Plan.

Webull is not an operating company but a Cayman Islands holding company. Webull conducts its brokerage operations mainly in the United States, Canada, Hong Kong, Singapore, Australia, Japan, and the United Kingdom through its licensed broker-dealer subsidiaries. The securities registered herein are securities of Webull, not those of its operating subsidiaries. Therefore, investors in Webull are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. The holding company structure involves unique risks to investors. As a holding company, Webull may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of subsidiaries of Webull to pay dividends or make distributions to Webull may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Unless otherwise stated or unless the context otherwise requires, references in this Resale Supplement to “Webull” are to Webull Corporation, our Cayman Islands holding company, and its subsidiaries.

Immediately after the Closing, (i) the pre-Closing shareholders of Webull own 98.73% of the issued and outstanding Webull Ordinary Shares, representing 99.71% of Webull’s total voting power; (ii) SKGR Public Shareholders own 0.51% of the issued and outstanding Webull Ordinary Shares, representing 0.12% of Webull’s total voting power, and (iii) the Initial Shareholders own 0.76% of the issued and outstanding Webull Ordinary Shares, representing 0.17% of Webull’s total voting power. As a result, upon the consummation of the Business Combination, Webull qualifies as a “controlled company” as defined under the corporate governance rules of Nasdaq, because Mr. Anquan Wang, one of the founders of Webull, beneficially owns all of our issued and outstanding Webull Class B Ordinary Shares, or 81.43% of the total voting power of all issued and outstanding Webull Ordinary Shares immediately following the consummation of the Business Combination. In addition, Webull is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Webull is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For so long as Webull remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. As a foreign private issuer and a “controlled company,” Webull is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). Webull has decided to rely on all of the foregoing exemptions available to foreign private issuers and “controlled companies.”

Further, Webull is an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 36 of the Prospectus, as well as the other parts of the Prospectus, and any prospectus supplement or amendment thereto, before you make an investment in our securities. The proxy statement/prospectus provides you with detailed information about the Business Combination. We encourage you to carefully read this entire document as well as the document it supplements.

This Resale Supplement is dated April 15, 2025.

ABOUT THIS RESALE PROSPECTUS SUPPLEMENT

This Resale Supplement, including the below sections entitled “Selling Shareholders” and “Selling Shareholder Plan of Distribution” that formed a part of the Registration Statement on Form F-4 that was filed by Webull with the U.S. Securities and Exchange Commission in connection with the Business Combination (the “Registration Statement”), constitutes a resale prospectus of the Initial Shareholders with respect to the resale by the Initial Shareholders of Webull Class A Ordinary Shares received by such Initial Shareholders in the Business Combination pursuant to the Registration Statement.

As previously disclosed in the Registration Statement, Webull also expects to file a resale shelf Registration Statement on Form F-1 (the “F-1 Resale Shelf”) within 15 business days after the Closing Date in order to (i) register the exercise of the Webull Warrants and Incentive Warrants, (ii) register the issuance of Webull Class A Ordinary Shares upon conversion of Webull Class B Ordinary shares, (iii) register the resale of the Webull Private Placement Warrants held by the Sponsor, (iv) register the resale of the Incentive Warrants issued to certain Existing Webull Shareholders, and (v) register the resale of the Webull Ordinary Shares held by the Existing Webull Shareholders, the Initial Shareholders and certain investors that are party to Non-Redemption Agreements and Additional Non-Redemption Agreements. The Webull Ordinary Shares covered by this Resale Supplement do not represent a primary issuance of new shares by Webull following the Closing Date and only represent a secondary offering registration of shares that are already issued and outstanding and held by the Initial Shareholders as of the Closing Date. Similarly, the F-1 Resale Shelf registrations described in items (iii) to (v) in the foregoing will not represent a primary issuance of new securities by Webull following the Closing Date and will only represent a secondary offering registration of securities that are already issued and outstanding as of the Closing Date. The registration of securities for resale does not mean that such securities necessarily will be offered or sold, including because such securities may be subject to transfer restrictions, as described further above in the discussion of the Sponsor Support Agreement and the Webull Articles. Webull will not receive any proceeds from any such offer or sale by the selling shareholders named in the Resale Supplement and the F-1 Resale Shelf.

i

SELLING SHAREHOLDERS

This section is part of the Resale Supplement pertaining to the registration under the Securities Act of the potential resale by the Initial Shareholders of up to 3,484,464 Webull Class A Ordinary Shares (the “Resale Shares”) received by such Initial Shareholders in the Business Combination (after giving effect to the conversion of the Overfunding Loans into 524,000 SKGR Class A Ordinary Shares, and the forfeiture of 1,000,000 pursuant to the Sponsor Support Agreement). Each Initial Shareholder may sell all, some or none of such Webull Class A Ordinary Shares received by such Initial Shareholder in the Business Combination. Webull will not receive any proceeds from any such offer or sale by the Initial Shareholders.

The table below sets forth information with respect to such Initial Shareholders’ beneficial ownership of Webull Class A Ordinary Shares immediately following the Closing. Immediately after the Closing, the Initial Shareholders hold 3,484,464 Webull Class A Ordinary Shares.

Pursuant to the terms of the Sponsor Support Agreement and as described in more details above, the Initial Shareholders are subject to certain transfer restrictions with respect to (i) any Webull Class A Ordinary Shares held by each Initial Shareholder immediately after the First Merger Effective Time (including the Resale Shares) during a period of twelve (12)-months from and after the Closing Date, (ii) Webull Warrants or Webull Class A Ordinary Shares underlying such warrants held by each Initial Shareholder immediately after the First Merger Effective Time until thirty (30) days after the Closing Date. Among other exceptions, the transfer restrictions do not apply to transfers made after the date on which the closing price of the Webull Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30)-trading day period commencing at least one hundred and fifty (150) days after the Closing Date. Each Initial Shareholder is also permitted to transfer twenty-five percent (25%) of the number of Webull Ordinary Shares held by such Initial Shareholder as of immediately following the Closing (which shall exclude any Webull Ordinary Shares acquired by such Initial Shareholder upon the conversion, exercise or exchange of Webull Warrants) in order to satisfy, reduce or defray any actual or potential taxes imposed (or in the Initial Shareholders’ reasonable judgment expected to be imposed) on the Initial Shareholders or their affiliates (for the avoidance of doubt, the Initial Shareholders may avail themselves of this exception regardless of the amount of such actual or potential taxes imposed).

Because each such Initial Shareholder may, from time to time, sell, transfer or otherwise dispose of all, some or none of the Resale Shares covered by this proxy statement/prospectus, Webull cannot determine the number of such Resale Shares that will be sold, transferred or otherwise disposed of by each such Initial Shareholder, or the amount or percentage of the Resale Shares that will be beneficially held by each such Initial Shareholder upon termination of the resale.

Name of Beneficial Owners(1)	Number of Resale Shares Beneficially Owned(2)	Approximate Percentage of Class	Number of Resale Shares Received in Business Combination	Resale Shares Offered Hereby	Approximate Percentage of Class after resale
Auxo Capital Inc.(3)	2,904,464	*	2,904,464	2,904,464	—
Richard Chin(3)	375,000	*	375,000	375,000	—
Derek Jensen(3)	75,000	*	75,000	75,000	—
Hongjang Jin	40,000	*	40,000	40,000	—
Speaker John Boehner	40,000	*	40,000	40,000	—
Martin Payne	25,000	*	25,000	25,000	—
Michael Noonen	25,000	*	25,000	25,000	—
Total	3,484,464	*	3,484,464	3,484,464	—

____________

*        Less than 1%.

(1)      Unless otherwise noted, the business address of each of the above entities or individuals is 288 Park Avenue S, #96693, New York, NY 10003

(2)      Interests shown consist of Webull Class A Ordinary Shares (A) (i) issued upon conversion of SKGR Class B Ordinary Shares (after giving effect to forfeiture of 1,000,000 SKGR Class B Ordinary Shares pursuant to the Sponsor Support Agreement and the Additional Non-Redemption Agreements), and (ii) issued upon conversion of the Overfunding Loans, and (B) held by the Sponsor and subsequently distributed to certain of its members as permitted by the Sponsor Support Agreement. Does not include any of the Webull Private Placement Warrants (or Webull Class A Ordinary Shares issuable upon exercise thereof) held by the Initial Shareholders.

(3)      The shares reported above are held in the name of Auxo Capital Inc., a Delaware corporation with its registered address at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. Richard Chin, Derek Jensen, and Byung Don Kwon exercise voting and investment control over these shares and may be deemed to have shared beneficial ownership of such shares. Each of Richard Chin and Derek Jensen disclaim beneficial ownership of the shares held by Auxo Capital Inc., directly or indirectly.

Registration of the Resale Shares does not mean that such securities necessarily will be offered or sold. Webull will not receive any proceeds from any such offer or sale by the Initial Shareholders.

SELLING SHAREHOLDER PLAN OF DISTRIBUTION

The Initial Shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of the Webull Class A Ordinary Shares being offered under this Resale Supplement on any stock exchange, market or trading facility on which shares of the Webull Class A Ordinary Shares are traded or in private transactions, at market prices prevailing at the time of sale or at negotiated prices. The Initial Shareholders may use any one or more of the following methods when disposing of shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        coverage of short sales made after the date that the registration statement of which the proxy statement/prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the Initial Shareholders to sell a specified number of such shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The Webull Class A Ordinary Shares may also be sold under Rule 144 under the Securities Act, if available for the Initial Shareholders, rather than under this Resale Supplement. The Initial Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Initial Shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If an Initial Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

If broker-dealers are used in the sale of the Webull Class A Ordinary Shares offered under this Resale Supplement, the Initial Shareholders will sell the Webull Class A Ordinary Shares to such broker-dealers as principals. They may then resell the Webull Class A Ordinary Shares to the public at varying prices determined by the broker-dealers at the time of resale. Broker-dealers engaged by the Initial Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Initial Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

The Initial Shareholders and any broker-dealers or agents that are involved in selling the shares offered under this Resale Supplement are deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discount under the Securities Act. To the extent that broker-dealers are used in the sale of the Webull Class A Ordinary Shares offered under this Resale Supplement, any such broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this Resale Supplement unless and until Webull sets forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this Resale Supplement or, if required, in a replacement Resale Supplement included in a post-effective amendment to the registration statement of which the proxy statement/prospectus is a part.

The Initial Shareholders and any other persons participating in the sale or distribution of the shares offered under this Resale Supplement will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other person. Furthermore, under

Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Any FINRA member firm participating in the resale, on behalf of Initial Shareholders, of the securities on a principal or agency basis shall satisfy the filing and disclosure requirements of Rule 5110 and NASD Notice to Members 88-101, and shall not receive compensation in excess of that allowable under FINRA rules, including Rule 5110, in connection with the resale of the securities by the Initial Shareholders.

If any of the Webull Class A Ordinary Shares offered for sale pursuant to this Resale Supplement are transferred other than pursuant to a sale under this Resale Supplement, then subsequent holders could not use this Resale Supplement until a post-effective amendment or prospectus supplement, is filed, naming such holders. Webull offers no assurance as to whether any of the Initial Shareholders will sell all or any portion of the shares offered under this Resale Supplement.

Webull has agreed to pay all fees and expenses it incurs incident to the registration of the shares being offered under this Resale Supplement. However, each Initial Shareholder and subsequent purchaser is responsible for paying any discount, and similar selling expenses they incur.

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